Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to __________.

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc. 11690 NW 105 Street
Miami, Florida 33178

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Ryder System, Inc. 401(k) Savings Plan
Miami, Florida

We have audited the accompanying statements of net assets available for benefits of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Miami, Florida
June 1, 2017

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2016	2015
Assets
Investments at fair value	$913,216,338	$871,179,945
Investments at contract value	139,178,701	140,513,395
Receivables:
Notes receivable from participants	34,279,895	35,426,769
Participant contributions	293,641	201,122
Employer contributions	20,645,075	120,544
Due from broker	6,387	24,206
Total receivables	55,224,998	35,772,641

Total assets	1,107,620,037	1,047,465,981

Liabilities
Due to broker	42,318	236,871
Other liabilities	24,952	18,840
Total liabilities	67,270	255,711

Net assets available for plan benefits	$1,107,552,767	$1,047,210,270

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2016	2015
Additions to net assets attributed to:
Investment income:
Net appreciation/(depreciation) in value of investments	$66,697,899	$(51,737,078)
Dividends	13,095,250	23,244,246
Interest	2,171,966	2,055,815
Net investment income (loss)	81,965,115	(26,437,017)

Interest income on notes receivable from participants	1,117,645	1,136,513

Contributions:
Employer	31,233,005	30,902,896
Participants	47,548,814	46,220,593
Participant rollovers	5,870,621	6,634,399
Total contributions	84,652,440	83,757,888

Total additions	167,735,200	58,457,384

Deductions from net assets attributed to:
Benefits paid to plan participants	105,797,502	101,538,462
Administrative expenses	1,595,201	1,335,758
Total deductions	107,392,703	102,874,220

Net increase/(decrease)	60,342,497	(44,416,836)

Net assets available for plan benefits:
Beginning of year	1,047,210,270	1,091,627,106
End of year	$1,107,552,767	$1,047,210,270

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan's trustee and record-keeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility
Participation in the Plan is voluntary. In general, all employees on the U.S. payroll of Ryder System, Inc. (the “Company”) and its subsidiaries that have adopted the Plan are eligible to participate in the Plan beginning on the first day of the month following completion of a six month period of service. Prior to January 1, 2016 employees were eligible to participate immediately. However, the following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company sponsored qualified savings plan; and (c) leased employees.

Contributions
Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: a) 50% of compensation, b) the IRS limit of $18,000 for both 2016 and 2015, respectively, or (c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $6,000 in addition to the IRS limit of $18,000 for both the year ended December 31, 2016 and 2015. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty- six investment options and may direct the record-keeper to transfer among investment options on a daily basis.

Employer Contributions
If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant's account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Salaried and non-salaried employees hired prior to January 1, 2016, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company and other employee groups as described below, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible to receive: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

For field hourly employees of RIL hired prior to January 1, 2016, the Company will make a basic contribution of $400 on an annual basis whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

On January 1, 2011, the Plan was amended to include employees acquired through the Total Logistic Control (“TLC”) acquisition, which was completed on December 31, 2010. The acquired TLC employees who met the requirements and were deemed eligible to participate under TLC’s plan were immediately eligible to receive Company matching contributions under the Plan. The acquired TLC hourly employees are eligible to receive: a) a 100% Company match of participant contributions up to 4% of eligible pay and b) a 50% Company match of participant contributions of the next 2% of eligible pay. The acquired salaried TLC employees are eligible to receive the same benefit as all other salaried employees (defined above). All acquired TLC employees are fully vested in the Company matching contributions.

On January 1, 2016, the Plan was amended for new hires and re-hires. Effective January 1, 2016, matching contributions for new hires and re-hires, regardless of position, shall equal 50% company match of participant contributions up to 6% of eligible pay, subject to IRS limits upon meeting eligibility requirements. In no event will a new hire or re-hire be eligible to receive employer contributions.

Additionally, the amendment replaces the 30% matching contribution up to 5% of eligible pay for the employees acquired through Scully Distribution Services and employees hired into the company’s Dedicated Contract Carriage (“DCC”) on or after April 1, 2012.

Also on January 1, 2016, effective for plan years beginning with the 2016 plan year, the employer contribution for eligible salaried and non-salaried employees shall be made annually, as soon as practicable, following the last day of the plan year in an amount equal to 3% of the participant’s compensation for the plan year. For field hourly employees of RIL, the $400 company contribution will also be made annually, as soon as practicable, following the last day of the plan year. An employee must be employed by Ryder on December 31st of the plan year to be eligible to receive the plan year’s employer contribution. Contributions will be calculated for periods during which a person is eligible during the year.

The Company may make a discretionary matching contribution for salaried and non-salaried employees, other than RIL non-salaried employees. This discretionary matching contribution may be based on the Company’s attainment of specified performance goals. Company contributions are for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended December 31, 2016 and 2015, the Company did not make any discretionary matching contributions.

Contributions are subject to certain IRS limits.

Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic Company contributions and the match on the first $300 of participant contributions are immediately fully vested.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Participant Accounts
Each participant's account is credited with the participant's contribution and with allocations of: (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated evenly across all eligible accounts for recordkeeping services. Loan and distribution expenses are charged directly to the respective participant. Trustee fees are allocated to participants’ accounts on a pro-rata basis based on the participant’s account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 2016 and 2015, employer contributions were reduced by $1,350,906 and $1,552,772, respectively, from forfeited nonvested accounts. At December 31, 2016 and 2015, forfeited nonvested accounts available to reduce future employer contributions totaled $5,545 and $2,414, respectively.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a fixed rate which is the prime rate as received from Reuters updated on the first business day of the quarter. The loan’s interest rate is fixed for the life of the loan. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid
If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid as an automatic distribution. As of December 31, 2016 and 2015, there were no automatic distributions pending. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1st of the year after the participant reaches age 70 ½. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock is recorded on the record date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes Receivable from Participants is measured at their unpaid principal balance plus any accrued but unpaid interest. Loans in default are recorded as distributions based upon the terms of the plan document and are included in benefits paid to participants. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

Due to/from broker
Due to/from broker for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Trustee fees, management fees and other fund expenses are paid from the assets of the Plan. Loan administrative and origination fees and recordkeeping fees are paid by the participants. Investment related expenses are included in net (depreciation) appreciation in value of investments.

Subsequent Events
The Plan evaluated subsequent events through June 1, 2017, the date the financial statements were available to be issued.

Recently Adopted Accounting Pronouncements
On July 31, 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient - A Consensuses of the FASB Emerging Issues Task Force. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit- responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value by eliminating the requirement to disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU No. 2015-12 became effective for the Plan January 1, 2016, with early adoption permitted. As a result, the footnote disclosing investments at or greater than 5% as of December 31, 2015 was removed. Additionally, the disaggregation of investments at December 31, 2015 in Note 3 was removed. Lastly, fully benefit responsive investment contracts were reclassified to investments at contract value on the statement of net assets available for benefits at December 31, 2015.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

On May 1, 2015, the FASB issued ASU 2015-07, Fair Value Measurements (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirements to categorize within the fair value hierarchy and to make certain disclosures for investments eligible to be measured at fair value using the net asset value per share practical expedient. The ASU became effective for the Plan January 1, 2016, with early adoption permitted. Since this new guidance only amends the disclosure requirements, it did not impact the Plan’s statements of net assets available for plan benefits or statements of changes in net assets available for plan benefits. The investments measured at NAV as a practical expedient as of December 31, 2015 were removed from the leveling table on Note 3.

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1:	Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

a.	Quoted prices for similar assets or liabilities in active markets

b.	Quoted prices for identical or similar assets or liabilities in inactive markets

c.	Inputs other than quoted prices that are observable for the asset or liability

d.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the assets or liability.

Level 3:    Inputs that are unobservable inputs for the asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies at December 31, 2016 and 2015.

Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily net asset value (“NAV”) that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and therefore the mutual funds have been classified within Level 1 of the fair value hierarchy.

Ryder System, Inc. common stock: valued at the closing price reported on the active market on which the individual security is traded and therefore, has been classified within Level 1 of the fair value hierarchy.

Common collective trusts: valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. Each fund consists of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term products. The investment objective of each portfolio is to achieve a high total return until its target retirement date. Thereafter, each portfolio's objective will be to seek high current income and, as a secondary objective, capital appreciation. There are no trading restrictions on these investments. The fund’s fair value is measured as the fair value of the ownership interest in the fund.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Short-term money market instruments: stated at NAV. The short-term money market instruments are invested in the Colchester Street Fund - Money Market Portfolio: Class I and Fidelity Institutional Money Market Portfolio: Class I fund. The funds invest in money market funds to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV).

The following table presents the Plan’s assets at fair value. Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

	December 31,
	2016	2015
Investments in the fair value hierarchy: (a)
Mutual funds	$371,084,691	$359,621,197
Ryder System, Inc. common stock	89,277,157	72,750,527
	460,361,848	432,371,724

Investments measured at net asset value: (b)
Common collective trusts	450,642,235	436,319,027
Short-term money market instruments	2,212,255	2,489,194
	$913,216,338	$871,179,945
___________________________________________________

(a)	Mutual funds and Ryder System Inc. common stock have been classified within Level 1 of the fair value hierarchy.

(b)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Transfers between Levels
For years ended December 31, 2016 and 2015, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

Investments Measured Using the Net Asset Value per Share Practical Expedient
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively. There are no participant redemption restrictions for these investments: the redemption notice period is applicable only to the Plan.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common collective trusts	$450,642,235	N/A	Daily	N/A
Short-term money market instruments	$2,212,255	N/A	Daily	N/A

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common collective trusts	$436,319,027	N/A	Daily	N/A
Short-term money market instruments	$2,489,194	N/A	Daily	N/A

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.	Investment Contracts with Insurance Companies

The Interest Income Fund, one of the Plan's investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, the contract is measured at contract value. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may be different under each contract. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option and (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement before the scheduled maturity date.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include the following: (1) there is a change in the qualification status of the Plan (2) if there is a breach of material obligations under the contract and misrepresentations by the contract holder (3) if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines (4) if the contract holder assigns its interest in the contract without permission (5) if the investment manager is terminated and a successor manager acceptable by the wrap issuers is not appointed and (6) the contract holder engages in fraud or deceit related to the wrap contract.

5.	Risks and Uncertainties

The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty- six participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6.	Related Party Transactions and Party-In-Interest Transactions

The Plan holds shares of Ryder System, Inc. common stock (1,199,317 and 1,280,143 shares at December 31, 2016 and 2015, respectively), and recorded dividend income ($2,121,359 and $2,007,440 in 2016 and 2015, respectively), net realized gains on sale ($1,639,908 and $6,864,386 in 2016 and 2015, respectively) and net unrealized appreciation (depreciation) in value of these securities ($20,421,195 and ($52,915,905) in 2016 and 2015, respectively). Accordingly, these shares qualify as a party-in-interest.

The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan's current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party-in-interest.

Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $1,082,645 and $797,209 for the years ended December 31, 2016 and 2015, respectively. These fees are recorded as administrative expenses in the accompanying Statements of Changes in Net Assets Available for Plan Benefits.

Notes receivable from participants also qualify as exempt party-in-interest transactions.

7.	Plan Termination

While it has not expressed any intention to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account, and would become 100 percent vested in their employer contributions.

8.	Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated May 10, 2017 has been obtained from the Internal Revenue Service.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 ½, then certain special tax rules may be applicable.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2016	2015
Net assets available for plan benefits per the financial statements	$1,107,552,767	$1,047,210,270
Adjustment for fair value of fully benefit-responsive investment contracts	119,558	521,297
Net assets available for plan benefits per the Form 5500	$1,107,672,325	$1,047,731,567

The following is a reconciliation of total additions per the financial statements to the Form 5500:

	December 31,
	2016	2015
Total additions per the financial statements	$167,735,200	$58,457,384
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(521,297)	(1,388,993)
Current adjustment from fair value to contract value for fully benefit-responsive investment contracts	119,558	521,297
Total income per the Form 5500	$167,333,461	$57,589,688

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	SHORT-TERM MONEY MARKET INSTRUMENTS:

*	COLCHESTER STREET FUND: MONEY MARKET PORTFOLIO:CLASS I	—	0.3370%	**	$1,405,189
*	FIDELITY INSTITUTIONAL MONEY MARKET PORTFOLIO:CLASS I	—	0.1070%	**	807,066
	Total Short-Term Money Market Instruments				2,212,255

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:

	FIXED INCOME SECURITIES:
	SSGA GOVERNMENT ST INVESTMENT FUND	—	1.4000%	**	193,887
	AT&T INC	6/30/2020	2.4500%	**	151,837
	ABBVIE INC	5/14/2018	1.8000%	**	369,087
	ABBVIE INC	5/14/2020	2.5000%	**	111,328
	AETNA INC	6/7/2019	1.9000%	**	149,807
	ALLYL	12/20/2017	1.2100%	**	24,727
	ALLYA	9/16/2019	1.3900%	**	202,270
	AMERICAN EXPRESS	9/14/2020	2.6000%	**	284,297
	AMXCA	4/15/2020	1.4900%	**	215,630
	AMXCA	6/15/2020	1.4300%	**	726,662
	AMERICAN HONDA	7/14/2017	1.2000%	**	503,218
	AMERICAN HONDA	2/22/2019	1.7000%	**	152,269
	AMERICAN HONDA	11/19/2018	1.5000%	**	213,857
	AMERICAN INTL	1/16/2018	5.8500%	**	194,642
	AMERICAN INTL GRP	3/1/2021	3.3000%	**	80,687
	ANHEUSER BUSCH	2/1/2019	1.9000%	**	363,286
	ANHEUSER BUSCH	2/1/2021	2.6500%	**	313,830
	AUSTRALIA & NZ BKG	11/16/2018	2.0000%	**	251,173
	BAT INTL FIN	6/15/2020	2.7500%	**	291,702
	BAT INTL FIN	6/15/2018	1.8500%	**	430,481
	BPCM	5/10/2019	2.2370%	**	211,852
	BP CAPITAL MKTS	5/3/2019	1.6760%	**	69,676
	BNP PARIBAS MTN	9/14/2017	2.3750%	**	324,396
	BPCE SA	7/15/2019	2.5000%	**	254,186
	BMWLT	12/20/2017	1.2400%	**	209,616
	BMWOT	11/25/2020	1.4100%	**	193,151
	BANK AMER NA	3/26/2018	1.6500%	**	251,289
	BANK AMER FDG CRP	1/15/2019	2.6000%	**	867,156

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	BANK MONTREAL	12/12/2019	2.1000%	**	430,212
	BANK T-M UFJ	9/8/2017	1.4500%	**	300,882
	BKTOKYO MIT	3/5/2018	1.7000%	**	200,428
	BAYER US FIN	10/6/2017	1.5000%	**	339,738
	BECTON DICKINSO	12/15/2019	2.6750%	**	41,627
	BERKSHIRE HATH	3/15/2019	1.7000%	**	127,493
	COMET	1/15/2020	1.2600%	**	1,001,116
	COMET	1/15/2021	1.3900%	**	290,044
	COMET	5/17/2021	1.6000%	**	290,002
	COMET	8/16/2021	1.4500%	**	99,855
	COMET	4/15/2022	1.3400%	**	366,126
	COMET	6/15/2022	1.4000%	**	283,329
	CAPITAL ONE BK	8/17/2018	2.3500%	**	253,581
	CARMX	5/15/2020	1.6300%	**	138,459
	CARMX	11/15/2019	1.3800%	**	139,910
	CARMX	2/16/2021	1.5200%	**	148,438
	CHAIT	2/18/2020	1.5900%	**	371,315
	CHAIT	7/15/2020	1.6200%	**	278,756
	CHAIT	6/15/2021	1.3700%	**	357,738
	CHAIT	7/15/2021	1.2700%	**	143,148
	CHEVRON PHIL	5/1/2018	1.7000%	**	290,810
	CHEVRON CORP NE	12/5/2017	1.1040%	**	324,504
	CISCO SYSTEMS	6/15/2018	1.6500%	**	291,042
	CISCO SYSTEMS	9/20/2019	1.4000%	**	287,841
	CITIGROUP INC.	6/7/2019	2.0500%	**	349,011
	CITIGROUP INC.	11/24/2017	1.8500%	**	622,312
	CITIGROUP INC.	4/27/2018	1.7000%	**	147,099
	CITIGROUP	7/30/2018	2.1500%	**	151,823
	CITIGROUP INC.	12/7/2018	2.0500%	**	140,146
	CCCIT	4/9/2020	1.7300%	**	288,222
	CCCIT	11/19/2021	1.7500%	**	349,846
	CITIZENS BANK NA	12/4/2017	1.6000%	**	300,026
	CITIZENS BANK NA	12/3/2018	2.3000%	**	251,678
	CITIZENS BANK NA	3/14/2019	2.5000%	**	253,691
	CITIZENS FINCL	7/28/2021	2.3750%	**	25,735
	COMCAST CORP	11/15/2017	6.3000%	**	346,308
	COMWTH BK AUS	3/12/2018	1.3531%	**	800,013
	COMMONWLTH BK ASTL	3/13/2017	1.1250%	**	331,140
	CONOCOPHILLIP	5/15/2018	1.5000%	**	289,534
	CREDIT SUISSE NY	5/26/2017	1.3750%	**	400,621
	DAIMLER FIN	7/15/2019	1.5000%	**	198,147
	DAIMLER FIN	3/2/2018	1.6500%	**	240,966

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	DAIMLER FIN NA	5/18/2018	1.6500%	**	149,995
	DEERE JOHN CAP CORP	7/13/2018	1.6000%	**	51,356
	DEUTSCHE BANK AG	2/13/2017	1.4000%	**	834,187
	DCENT	1/18/2022	1.6700%	**	875,312
	DCENT	4/15/2020	1.3900%	**	796,670
	DCENT	7/15/2021	1.6400%	**	280,139
	DOMIMION RESOURCE	6/15/2018	1.9000%	**	234,283
	ENTERPRISE PRD	5/7/2018	1.6500%	**	60,971
	EXXON MOBIL CORP	3/1/2019	1.7080%	**	443,353
	FHLG 15YR #E98688	8/1/2018	4.5000%	**	13,583
	FHLG 15YR #E99205	9/1/2018	4.5000%	**	5,654
	FHLG 15YR #E99833	10/1/2018	4.5000%	**	7,590
	FHLG 15YR #G13598	4/1/2020	5.0000%	**	29,297
	FHLG 15YR #G15273	8/1/2026	3.5000%	**	275,929
	FHLG 25YR #G05815	7/1/2035	5.5000%	**	26,127
	FHLM ARM #1J1228	11/1/2035	3.0280%	**	18,247
	FHLM ARM #1B8124	5/1/2041	3.6260%	**	14,593
	FHLM ARM #1B8179	4/1/2041	3.2310%	**	11,650
	FHLM ARM #1B8304	5/1/2041	3.3920%	**	10,425
	FHLM ARM #1B8372	6/1/2041	3.6650%	**	15,200
	FHLM ARM	6/1/2041	3.2820%	**	12,099
	FHLM ARM #1B8533	8/1/2041	3.1300%	**	30,319
	FHLM ARM #1B8608	9/1/2041	3.1300%	**	21,012
	FHLM ARM #1B8659	9/1/2041	3.1980%	**	7,976
	FHLG #G01665	3/1/2034	5.5000%	**	38,173
	FHLG 15YR #E02787	9/1/2025	4.0000%	**	74,038
	FHLG 15YR #E02867	4/1/2026	4.0000%	**	38,305
	FHLG 15YR #B10931	11/1/2018	4.5000%	**	4,822
	FHLB	6/29/2018	0.8750%	**	812,068
	FHLM ARM #848185	8/1/2036	3.0710%	**	11,296
	FHLM AR #849255	10/1/2042	3.0990%	**	59,109
	FHR 2313 C	5/15/2031	6.0000%	**	12,977
	FHR 2016-4622	11/15/2043	3.0000%	**	711,638
	FHLMC	4/19/2018	0.7500%	**	1,867,021
	FHLMC	7/19/2019	0.8750%	**	2,891,568
	FNMA #310105	11/1/2034	5.5000%	**	209,354
	FNMA	2/26/2019	1.0000%	**	2,013,966
	FNMA	8/2/2019	0.8750%	**	806,266
	FNMA	10/24/2019	1.0000%	**	1,386,456
	FNMA ARM #AI3469	7/1/2041	3.2410%	**	16,130
	FNMA ARM #AI4358	8/1/2041	3.0500%	**	6,011

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	FNMA ARM #AI6050	7/1/2041	3.5500%	**	16,416
	FNMA ARM #AI6819	10/1/2041	3.3640%	**	5,690
	FNMA ARM #AI9813	9/1/2041	2.9460%	**	6,512
	FNMA ARM #AJ3399	10/1/2041	2.9750%	**	8,610
	FNMA ARM #AH5259	8/1/2041	3.0500%	**	31,783
	FNMA ARM #AL8242	11/1/2025	4.5000%	**	154,086
	FNMA ARM #AO2244	6/1/2042	2.5400%	**	18,334
	FNMA 15YR #545725	6/1/2017	7.0000%	**	258
	FNMA 15YR #555532	12/1/2017	7.0000%	**	221
	FNMA 15YR #637071	3/1/2017	6.5000%	**	647
	FNMA ARM #735011	11/1/2034	2.9600%	**	19,728
	FNMA ARM #802852	12/1/2034	2.9070%	**	17,428
	FNMA ARM #889946	5/1/2035	2.7720%	**	29,358
	FNMA ARM #995017	2/1/2035	2.8760%	**	244,442
	FNMA ARM #995414	7/1/2035	2.8120%	**	29,078
	FNMA ARM #995415	10/1/2035	2.9060%	**	87,184
	FNMA ARM #995606	11/1/2036	2.9560%	**	26,994
	FNMA ARM #995609	4/1/2035	3.1240%	**	11,456
	FNMA ARM #AD0066	12/1/2033	2.8100%	**	46,249
	FNMA ARM #AD0820	3/1/2040	3.1870%	**	21,186
	FNMA ARM #AD1555	3/1/2040	2.9610%	**	24,619
	FNMA ARM #AE6806	11/1/2040	2.9730%	**	5,669
	FIFTH THIRD BANK	8/20/2018	2.1500%	**	202,795
	FIFTH THIRD BANK	9/27/2019	1.6250%	**	287,627
	FORDL	6/15/2018	1.1300%	**	344,370
	FORDO	2/15/2020	1.4100%	**	208,202
	FORDO	3/15/2021	1.4500%	**	142,904
	FORDO	7/15/2020	1.3900%	**	288,053
	FORDO	10/15/2020	1.3300%	**	209,434
	GMALT	10/22/2018	1.2800%	**	225,073
	GMALT	12/20/2018	1.6800%	**	140,451
	GMALT	9/20/2018	1.5300%	**	256,466
	GSINC	1/22/2018	2.3750%	**	174,807
	GOLDMAN SACHS GRP	9/15/2020	2.7500%	**	141,636
	GOLDMAN SACHS GRP	1/31/2019	2.6250%	**	653,696
	HSBC USA INC	1/16/2018	1.6250%	**	154,860
	HSBC USA INC	9/24/2018	2.6250%	**	305,139
	HSBC USA INC NE	3/5/2018	1.7000%	**	150,718
	HSBC USA INC	6/23/2019	2.2500%	**	159,981
	HEALTH CARE REIT	9/15/2017	4.7000%	**	207,056
	HEWLETT PACK	10/5/2018	2.8500%	**	355,702
	HAROT	9/23/2019	1.2300%	**	190,599

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	HAROT	4/15/2020	1.3900%	**	120,887
	HAROT	12/18/2020	1.4700%	**	142,928
	HSBC	5/15/2018	1.5000%	**	199,241
	HUNT AUTO	11/16/2020	1.5900%	**	139,812
	HUNTINGTONBK	6/30/2018	2.0000%	**	250,082
	HART	11/15/2019	1.1200%	**	279,627
	HART	4/15/2021	1.2900%	**	142,922
	HART	9/15/2020	1.5600%	**	100,044
	HYUNDAI CAP AM	3/19/2020	2.6000%	**	149,959
	HYUNDAI CP AM	10/2/2017	2.1250%	**	119,845
	HYUNDAI CAP AME	2/6/2019	2.5500%	**	223,467
	INTERCONT EXCH	12/1/2020	2.7500%	**	50,573
	JPMORGAN CHASE & CO	6/23/2020	2.7500%	**	291,590
	JPMC CO	10/29/2020	2.5500%	**	210,605
	JPMORGAN CHASE & CO	3/22/2019	1.8500%	**	150,232
	JPMORGAN CHASE & CO	8/15/2017	2.0000%	**	808,984
	KEYBANK NATL	2/1/2018	1.6500%	**	251,835
	KEYBANK NATL	3/8/2019	2.3500%	**	253,186
	MFRS & TRADERS TR	7/25/2017	1.4000%	**	805,257
	MUFG AMERICAS HLD	2/9/2018	1.6250%	**	44,122
	MASSMUTUAL	10/11/2019	1.5500%	**	693,800
	MEDTRONIC PLC	3/15/2020	2.5000%	**	156,772
	MEDTRONIC PLC	3/15/2018	1.5000%	**	254,088
	MBART	2/16/2021	1.2600%	**	142,917
	MET LIFE GLBL	1/10/2018	1.5000%	**	604,307
	MET LIFE GLB	9/13/2019	1.5500%	**	207,686
	MITSUBISHI	10/16/2019	2.4500%	**	201,153
	MITSUBISHI	3/1/2021	2.9500%	**	294,545
	MIZUHO CORP	3/21/2018	1.8500%	**	250,816
	MIZUHO BANK	3/26/2018	1.8000%	**	250,789
	MORGAN STANLEY	4/21/2021	2.5000%	**	211,537
	MORGAN STANLEY	11/17/2021	2.6250%	**	346,574
	MORGAN STANLEY	1/27/2020	2.6500%	**	227,454
	NEW YORK LIFE G	11/2/2018	1.5500%	**	279,907
	NAROT	5/15/2020	1.3700%	**	205,808
	NAROT	10/15/2020	1.3400%	**	164,603
	NAROT	1/15/2021	1.3200%	**	167,086
	NORDEA BK AB	4/4/2019	2.3750%	**	202,409
	NEF 2005-1	10/30/2045	1.6404%	**	55,097
	PNC BANK	11/5/2018	1.8000%	**	361,593
	PNC BANK	7/29/2019	1.4500%	**	248,019
	PNC BANK	12/9/2021	2.5500%	**	250,354

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	PHILIP MORRIS	2/25/2019	1.375%	**	288,249
	PRICOA GLOBAL	9/13/2019	1.45%	**	296,680
	PRICOA GOLBAL	9/21/2018	1.9%	**	282,221
	ROYAL BK CAN	12/10/2018	2%	**	501,853
	ROYAL BK CAN	7/29/2019	1.5%	**	218,514
	ROYAL BK CAN	7/30/2018	1.8%	**	424,444
	S&P GLOBAL INC	8/15/2018	2.5%	**	89,550
	SCHLUMBERG	12/21/2018	2.35%	**	530,570
	SHERWIN WILLIAM	12/15/2017	1.35%	**	169,796
	SOUTHERN CA GAS	6/15/2018	1.55%	**	500,641
	SOUTHERN POWER CO	6/1/2018	1.5%	**	218,246
	SOUTHERN COMPANY	7/1/2019	1.85%	**	292,211
	SUMITOMO BKG	1/10/2019	2.45%	**	254,190
	SUMITOMO BKG	7/11/2019	2.25%	**	252,256
	SUMITOMO MITSUI	1/18/2019	2.05%	**	251,509
	SUNTRUST BANKS	3/3/2021	2.9%	**	143,192
	SYNCT	4/15/2021	1.6%	**	290,451
	SYNCT	9/15/2021	1.74%	**	100,130
	TEVA PHARM NE	7/19/2019	1.7%	**	244,443
	TEVA PHARM NE	7/21/2021	2.2000%	**	105,249
	TORONTO DOMINIO	3/13/2018	1.6250%	**	372,141
	TORONTO DOM BANK	4/7/2021	2.125%	**	158,211
	TOTAL CAP INTL	6/28/2017	1.55%	**	170,296
	TAOT	6/17/2019	1.34%	**	350,226
	TOYOTA MOTOR CR	10/18/2019	1.55%	**	122,829
	TRANSCANADA PIP	1/15/2019	3.125%	**	139,713
	TRANSCANADA PIP	1/12/2018	1.8750%	**	303,078
	UBS AG STAMFORD	3/26/2018	1.8000%	**	251,327
	UBS AG STAM CT	6/1/2017	1.3750%	**	250,223
	USAOT	6/17/2019	1.2000%	**	144,175
	USAOT	6/15/2020	1.2000%	**	118,583
	USTN	4/30/2019	1.6250%	**	2,150,890
	USTN	3/31/2020	1.3750%	**	5,487,374
	USTN	1/15/2019	1.1250%	**	38,033,536
	USTN	7/15/2019	0.75%	**	9,734,376
	UST NOTE	1/31/2018	0.875%	**	1,255,577
	UST NOTE	12/15/2019	1.375%	**	2,046,379
	USTN	5/15/2018	1.0000%	**	16,741,123
	VENTAS RLTY LP/CAP	4/30/2019	4.0000%	**	146,032
	VERIZON	8/15/2019	1.3750%	**	217,738
	VOLKSWAGEN GR	5/23/2017	1.2500%	**	799,759
	VOLKSWAGEN	5/22/2018	1.6500%	**	288,901
	VWALT	12/20/2017	1.2500%	**	166,364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	WELLS FARGO BANK	1/22/2018	1.6500%	**	674,816
	WELLS FARGO BANK	12/6/2019	2.1500%	**	360,234
	WESTERN UN CO	8/22/2018	3.6500%	**	207,476
	WESTPAC BANK CORP	5/19/2017	1.2000%	**	801,326
	WESTPAC BANKING	12/1/2017	1.5000%	**	309,460
	WESTPAC BANKING	8/19/2019	1.6000%	**	288,117
	WOLS	10/15/2018	1.5400%	**	257,415
	WOART	2/15/2022	1.57%	**	142,155
	WOART	9/15/2021	1.77%	**	147,262
	Total Fixed Income Securities				139,283,412

	WRAPPER CONTRACTS:
*	State Street Bank and Trust Company, ACT/107035	evergreen	1.286% contract	**	14,847
	Total Wrapper Contracts				14,847

	Total Synthetic Guaranteed Investment Contracts				139,298,259

	MUTUAL FUNDS:
*	Spartan Ext Mkt Index		448,943 shares	**	24,934,319
*	Fidelity Contrafund K		1,030,967 shares	**	101,426,495
*	Spartan US Bond Idx Is		3,711,450 shares	**	42,644,559
*	Spartan 500 Index Inst.		655,775 shares	**	51,379,935
*	Spartan Int'l Index Ins		134,042 shares	**	4,735,687
	MFS Institutional International Equity Fund		2,089,928 shares	**	42,341,941
	JP Morgan Equity Income Select Fund		4,737,985 shares	**	71,969,994
	DFA Emerging Markets Core Equity Fund		63,257 shares	**	1,098,148
	BlackRock Total Return Fund Class K		353,507 shares	**	4,093,613
	VOYA Small Cap Opps		450,000 shares	**	26,460,000
	Total Mutual Funds				371,084,691

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	COMMON COLLECTIVE TRUSTS:
*	Pyramis Index Lifecycle Inc V		304,027 units	**	3,876,339
*	Pyramis Index Lifecycle 2005 Commingled Pool		146,709 units	**	1,971,768
*	Pyramis Index Lifecycle 2010 Commingled Pool		239,533 units	**	3,415,741
*	Pyramis Index Lifecycle 2015 Commingled Pool		1,222,003 units	**	17,450,204
*	Pyramis Index Lifecycle 2020 Commingled Pool		3,074,346 units	**	43,133,072
*	Pyramis Index Lifecycle 2025 Commingled Pool		3,626,196 units	**	53,160,038
*	Pyramis Index Lifecycle 2030 Commingled Pool		3,310,336 units	**	47,072,984
*	Pyramis Index Lifecycle 2035 Commingled Pool		2,568,512 units	**	37,628,704
*	Pyramis Index Lifecycle 2040 Commingled Pool		1,809,144 units	**	26,268,771
*	Pyramis Index Lifecycle 2045 Commingled Pool		1,569,256 units	**	22,942,537
*	Pyramis Index Lifecycle 2050 Commingled Pool		1,185,045 units	**	17,195,007
*	Pyramis Index Lifecycle 2055 Commingled Pool		551,277 units	**	8,208,517
*	Pyramis Index Lifecycle 2060 Commingled Pool		17,629 units	**	186,698
*	Fidelity Growth Co Pool		12,174,645 units		168,131,855
	Total Common Collective Trusts				450,642,235

*	Ryder System, Inc. common stock		1,199,317	**	89,277,157
	Total investments per net assets available for plan benefits				1,052,514,597

*	Notes receivable from participants	maturing thru 2032	3.25% - 9.5%		34,279,895
	Investments at Fair Value				1,086,794,492

*	Represents a Party-In-Interest
**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Date June 1, 2017	By: /s/ Boon S. Ooi
Boon S. Ooi
Vice President of Compensation, Benefits and HRIS

EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION

23.1	Consent of Independent Registered Certified Public Accounting Firm - BDO USA, LLP

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

Ryder System, Inc. 401(k) Savings Plan
Miami, Florida

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-134113 and No. 333-177285) of Ryder System, Inc. of our report dated June 1, 2017, relating to the financial statements and supplemental schedule of the Ryder System, Inc. 401(k) Savings Plan, which appears in this Form 11-K for the year ended December 31, 2016.

/s/ BDO USA, LLP
Miami, Florida
June 1, 2017